Investor Disclosure Statement

Issuer Name: Neighbour Development, Inc.

Subject: Update on Concurrent Regulation D Offering

In connection with our ongoing Regulation Crowdfunding (Reg CF) offering, we are providing this update to ensure transparency regarding our fundraising efforts.

Key Information

- In addition to our Reg CF offering, we have been conducting a Regulation D offering, which began in 2024.

- Accredited investors in the Reg D offering may receive securities at a lower valuation, which is based on direct negotiations and larger investment amounts.

- This update does not impact the terms of the Reg CF offering. The price per security, valuation, target raise, and security structure remain the same as originally disclosed.

- This notice is provided to ensure all investors have full visibility into our fundraising activities.

Next Steps

No action is required on your part. However, we encourage all investors to review this update. If you have any questions, please reach out through the intermediary platform Funding Hope, LLC, or refer to the Form C/A amendment filed with the SEC.

We appreciate your continued interest and support. Transparency is a key part of our commitment to investors, and we want to ensure you have all the necessary information about our capital-raising efforts.